TRADITIONAL DEATH BENEFIT ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supersedes the section of the Contract entitled "Proceeds Payable On Death - Death Benefit Amount During The Accumulation Period."

                            PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD: The death benefit payable will be the greater of 1 or 2, less any applicable Premium Tax.

1. The Contract Value determined as of the end of the Valuation Period during which we received at the Service Center both due proof of death and an election of the payment method; or

2. The Guaranteed Minimum Death Benefit (GMDB) which is equal to total Purchase Payments reduced proportionately by the percentage of the Contract Value surrendered, including any assessed contingent deferred sales charge.

If the Beneficiary is the spouse of the Contract Owner, he or she may elect to continue the Contract in his or her own name and exercise all the Contract Owner's rights under the Contract. In this event, the Contract Value for the Valuation Period during which this election is implemented will be adjusted to equal the death benefit.

If a non-natural person owns the Contract, then Contract Owner shall mean Annuitant.

Any part of the death benefit amount that had been invested in the Variable Account remains in the Variable Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Variable Account will be subject to investment risk, which is borne by the Beneficiary.





                 Allianz Life Insurance Company of North America



                Secretary                              President